SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

TAT TECHNOLOGIES LTD.
(Name of Registrant)

P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated May 15, 2009 re TAT Technologies Reports First Quarter 2009 Result

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports First Quarter 2009 Results

Thursday May 15, 2009 15:00 pm ET

GEDERA, Israel, May 15 /PRNewswire-FirstCall/ – TAT Technologies Ltd. (NASDAQ: TATTF – News), reported today its results for the three – month period ended March 31, 2009.

TAT Technologies Ltd. (TAT), directly and through its subsidiaries, provides a variety of services and products to the military and commercial aerospace and ground defense systems industries. Such products and services primarily include the design, development, manufacture, maintenance and repair of (i) a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a broad range of electrical motion applications for airborne and ground systems.

TAT announced net income of $1.1 million on revenues of $24.5 million for the three months ended March 31, 2009 compared to net income of $1.5 million on revenues of $22.2 million for the three months ended March 31, 2008.

Revenues from the company’s four principal lines of business for the three month periods ended March 31, 2009 and 2008 were as follows:

	Three Months Ended March 31,
	2009		2008
	Revenues	% of Total Revenues	Revenues	% of Total Revenues
	In Thousands

Revenues:
MRO Services	$11,484	46.8%	$12,985	58.4%

OEM - Heat Transfer products	7,680	31.3%	6,479	29.1%
OEM - Electric Motion Systems	3,736	15.2%	-	-
Parts Services	2,637	10.8%	4,135	18.6%

Elimination	(994)	(4.1)%	(1,356)	(6.1)%

Total Revenues	24,543	100.0%	22,243	100.0%

The 10% increases in revenues for the three month period ended March 31, 2009 compared with the three month period ended March 31, 2008, reflect increased revenues in the OEM operations due to organic growth in the OEM of Heat Transfer products segment, as well as revenues in the OEM of Electric Motion Systems segment derived from the company’s 70% controlled subsidiary, Bental Industries Ltd. which did not exist during the first quarter of fiscal 2008; offset by decreased revenues in the MRO services segment and in the Parts services segment.

The 29.4% decrease in net income for the three month period ended March 31, 2009 compared with the three month period ended March 31, 2008, is primarily attributable to the decrease in the net income of our 62% held subsidiary, Limco-Piedmont from $1.0 million in the three month period ended March 31, 2008 to a loss of $0.2 million in the three month period ended March 31, 2009 partially offset by improved results for the Company’s operations in Israel for the three month period ended March 31, 2009 compared with the three month period ended March 31, 2008.

Dr. Shmuel Fledel, TAT’s CEO commented: “The first quarter of year 2009 saw encouraging revenue growth for the TAT group, compared to the same period ended March 31, 2008, in large part due to our acquisition on August 18, 2008 of 70% of Bental Industries Ltd. We have improved our results of operation in Israel while experiencing a decrease in our revenues and gross margins in our operations in the U.S.. We are taking aggressive expense control measures, including the consolidation of our two US based operating entities into one location, in order to further improve the results of operations in the future.”

About TAT Technologies Ltd.

TAT provides a variety of services and products to the military and commercial aerospace and ground defense industries through its Gedera facility in Israel, as well as through its subsidiaries, Bental Industries Ltd., or Bental, in Israel and Limco in the U.S.

TAT operates under four operational segments: (i) OEM of Heat Transfer products (ii) OEM of Electric Motion Systems (iii) MRO services; and (iv) parts services, each with the following characteristics.

TAT’s activities in the area of OEM of Heat Transfer products primarily relate to the (i) design, development, manufacture and sale of a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; and (ii) manufacture and sale of environmental control and cooling systems and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT’s activities in the area of OEM of Electric Motion Systems primarily relate to the design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems. TAT activities in this segment commenced with the acquisition of Bental in August 2008 and accordingly, the results in this segment for fiscal year 2008 are not compared with the previous years.

TAT’s MRO services include the remanufacture, overhaul and repair of heat transfer equipment and other aircraft components, APUs, propellers and landing gear. TAT’s Limco subsidiary operates FAA certified repair stations, which provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s parts segment focuses on inventory management and sale of APU parts, propellers and landing gear. TAT offers parts services for commercial, regional and charter airlines and business aircraft owners.

TAT’s executive offices are located in the Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel, and TAT’s telephone number is 972-8-862-8500.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

TAT TECHNOLOGIES AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	March 31, 2009	March 31, 2008

ASSETS
Current Assets:
Cash and cash equivalents	$21,091	$17,509
Marketable securities	22,309	22,886
Trade accounts receivable (net of allowance for doubtful
accounts of $176 and $93 at March 31, 2009 and March 31,
2008, respectively)	19,569	17,169
Inventories	34,579	32,607
Other accounts receivable and prepaid expenses	7,127	4,492

Total current assets	104,675	94,663

Funds in respect of employee right upon retirement	3,764	3,997
Property, plant and equipment, net	14,905	12,509
Intangible assets, net	1,946	1,634
Goodwill	5,764	4, 780

Total assets	$131,054	$117,583

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Current maturities of long-term loans	138	-
Trade accounts payables	8,437	9,328
Accounts payables for dividend	4,463	-
Other accounts payable and accrued expenses	5,941	4,418

Total current liabilities	18,979	13,746

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	6,385	-
Liability in respect of employee rights upon retirement	4,359	4,145
Long-term deferred tax liability	1,024	548

	11,768	4,693

SHAREHOLDERS' EQUITY:
Share capital
Ordinary shares of NIS 0.9 par value - Authorized:
10,000,000 shares at March 31, 2009 and 2008; Issued and
outstanding: 6,548,021 shares and 6,542,671 shares at March
31, 2009 and 2008, respectively	2,204	2,201
Additional paid-in capital	39,667	39,356
Accumulated other comprehensive loss	(1,918)	-
Treasury stock, at cost, 4,650 shares at March 31, 2009	(26)	-
Retained earnings	32,614	32,787

Total shareholders equity	72,541	74,344

Noncontrolling interest	27,766	24,800

Total equity:	100,307	99,144

Total liabilities and shareholders' equity	$131,054	$117,583

TAT TECHNOLOGIES AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share and per share data)

	Three months ended March 31,
	2009	2008

Revenues
MRO services	$11,484	$12,985
OEM - Heat Transfer products	6,686	5,123
OEM - Electric Motion Systems	3,736	-
Parts services	2,637	4,135

	24,543	22,243

Cost and operating expenses

Cost of revenue	18,106	16,406
Research and development costs	165	-
Selling and marketing expenses	879	1,032
General and administrative expenses	2,943	2,826

Operating income	2,450	1,979

Financial (expense) income, net	(295)	290
Other (expenses) income, net	(209)	3

Income before income taxes	1,946	2,272

Income taxes	741	389

Net income	1,205	1,883
less: Net income attributable to
noncontrolling interest	(147)	(384)

Net income attributable to controlling
interest	$1,058	$1,499

Basic net income per share attributable to
controlling interest	$016	$0.23
Diluted net income per share attributable
to controlling interest	$0.16	$0.23

Weighted average number of shares - basic	6,552,671	6,542,671
Weighted average number of shares - diluted	6,552,671	6,557,090

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant) By: /s/ Yaron Shalem —————————————— Yaron Shalem Chief Financial Officer

Date: May 15, 2009